#82-4015

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
QUARTERLY FINANCIAL REPORT RELEASE

05010290

SUPPL

FOR IMMEDIATE RELEASE
July 29, 2005

On July 29, 2005, Eisai Co., Ltd., announced quarterly consolidated financial results for the fiscal period ended June 30, 2005.

- Eisai Co., Ltd., is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director and President and CEO
- Inquiries should be directed to: Hiroyuki Mitsui, Vice President, Corporate Communications

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5085
URL http://www.eisai.co.jp/index-e.html

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

8/9

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

CONSOLIDATED FIRST QUARTER FINANCIAL RESULTS (APRIL 1, 2005 – JUNE 30, 2005)

1. NOTES TO PREPARATION OF THE QUARTERLY FINANCIAL REPORT

(1) There have been no changes in accounting methods used by Eisai Co., Ltd. and its consolidated entities (hereinafter referred to as 'the Company') during the quarterly period.
(2) There have been no changes in accounting methods used by Eisai Group consisting of Eisai Co., Ltd., consolidated subsidiaries and associated companies (hereinafter referred to as 'the Company') from the prior fiscal year period.
(3) Changes in the number of consolidated subsidiaries and associated companies accounted for by the equity method.

Number of newly consolidated subsidiaries: 1 (Eisai Pharma AG)
Number of companies omitted from consolidation: 1 (Wei-zai Co., Ltd.)

2. CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2006

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2005-June 30, 2005	¥135,780 mil.	10.7%	¥22,450 mil.	20.5%	¥23,388 mil.	20.2%
April 1, 2004-June 30, 2004	¥122,679 mil.	5.2%	¥18,634 mil.	(2.3%)	¥19,463 mil.	(0.6%)
April 1, 2004-March 31, 2005	¥533,011 mil.		¥86,807 mil.		¥ 89,087 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2005-June 30, 2005	¥ 14,917 mil.	20.4%	¥52.20	¥52.16
April 1, 2004-June 30, 2004	¥ 12,388 mil.	0.4%	¥43.05	¥43.04
April 1, 2004-March 31, 2005	¥55,505 mil.		¥193.39	¥193.34

Note: Percentage increase (decrease) is a comparison to the quarterly period ended June 30, 2004.

(2) FINANCIAL POSITION

Period	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
June 30, 2005	¥662,612 mil.	¥466,157 mil.	70.4%	¥1,631.14
June 30, 2004	¥635,319 mil.	¥429,092 mil.	67.5%	¥1,491.08
March 31, 2005	¥662,711 mil.	¥459,607 mil.	69.4%	¥1,608.22

All figures less than 1,000,000 yen have been omitted.

(3) CASH FLOW CONDITION

Period	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
April 1, 2005- June 30, 2005	¥12,097 mil.	(¥8,880 mil.)	(¥10,087 mil.)	¥136,466 mil.
April 1, 2004- June 30, 2004	¥9,420 mil.	(¥18,677 mil.)	(¥4,977 mil.)	¥133,245 mil.
April 1, 2004- March 31, 2005	¥49,200 mil.	(¥37,531 mil.)	(¥16,743 mil.)	¥142,429 mil.

[REFERENCE DATA]
NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2006

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2005- June 30, 2005	¥79,046 mil.	5.7%	¥17,539 mil.	5.5%	¥18,069 mil.	3.6%
April 1, 2004- June 30, 2004	¥74,750 mil.	(2.2%)	¥16,621 mil.	(13.1%)	¥17,447 mil.	(10.9%)
April 1, 2004- March 31, 2005	¥307,936 mil.		¥67,634 mil.		¥69,115 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2005- June 30, 2005	¥ 11,560 mil.	2.7%	¥40.45	¥40.43
April 1, 2004- June 30, 2004	¥ 11,259 mil.	(8.2%)	¥39.12	¥39.12
April 1, 2004- March 31, 2005	¥43,498 mil.		¥151.56	¥151.51

(2) FINANCIAL POSITION

Period	Total Assets	Shareholders' Equity	Shareholders' Equity to Total Assets	Shareholders' Equity per Share
June 30, 2005	¥525,441 mil.	¥433,755 mil.	82.6%	¥1,517.76
June 30, 2004	¥519,254 mil.	¥412,611 mil.	79.5%	¥1,433.81
March 31, 2005	¥530,599 mil.	¥431,735 mil.	81.4%	¥1,510.69

All figures less than 1,000,000 yen have been omitted.

[Current Quarter Financial Highlights] (April 1, 2005 – June 30, 2005)

- Consolidated net sales during the quarter amounted to ¥135,780 million, which was a 10.7% increase compared to the corresponding period a year earlier.
- Sales of *Aricept*, an Alzheimer's disease treatment, expanded to ¥41,679 million, up 21.1% year-on-year. Sales of *Pariet* (U.S. brand name: *Aciphex*), a proton pump inhibitor, achieved an increase of 12.5% year-on-year to ¥34,145 million.
- With respect to net sales to external customers by each geographic area, Japanese sales secured a 6.3% increase and the North American market registered 15.7% while the European territories gained ground by 9.0% growth and 'Asian and other markets' expanded by 38.3% on a year-on-year basis respectively.
- Research and development expenses totaled ¥19,914 million with a year-on-year increase of 9.7% while selling, general and administrative expenses amounted to ¥69,325 million, which was an increase of 12.2 %. The sales cost ratio decreased 1.9 percentage points to 17.7%.
- Operating income for the quarter under review recorded ¥22,450 million by an increment of 20.5% year-on-year; ordinary income achieved ¥23,388 million, up 20.2%; net income came to ¥14,917 million, a 20.4% gain. As a result, earnings per share (EPS) reached to ¥52.2, a ¥9.15 rise from the corresponding period last year.
- Net cash provided by operating activities in this quarter was ¥12,097 million, up ¥2,677 million on a year-on-year basis. Cash outflows arising out of investing activities totaled ¥8,880 million, down ¥9,796 million from a year earlier period. Net cash utilized in financing activities amounted to ¥10,087 million, up ¥5,109 million.
- By application of asset-impairment accounting, which started from this quarter, asset impairment losses of ¥169 million was recorded.

[Segment Information]

(Note: Net sales for each segment noted below are those to external customers.)

(1) Performance by operating segment

Pharmaceuticals segment:

- Net sales of *Aricept* advanced in Japan, the U.S., Europe and Asia while those of *Aciphex/Pariet* secured overall solid growth. *Zonegran*, an anti-epileptic drug, was launched in Europe.
- Consequently, sales augmented by 10.7% to ¥130,747 million and operating income in the segment came to ¥23,560 million, an increase of 21.8% on a year-on-year basis respectively.

Other segments:

- Sales in other segments including food additives and chemical, and pharmaceutical machinery divisions ascended to ¥5,032 million yen, up 9.4% over the previous year period while operating income expanded 125.3% to ¥359 million.

(2) Performance by geographic area

Japan:

- Sales in Japan amounted to ¥69,116 million, up 6.3% while operating income came to ¥19,589 million, up 8.3% on a year-on-year basis respectively.
- Sales of *Aricept* came to ¥9,871 million, up 10.7%. In the meantime, *Pariet* sales surged by 95.2% to ¥6,325 million.

North America:

- Sales in North America amounted to ¥52,608 million, an advance of 15.7% and operating income climbed to ¥3,334 million, up 81.4% on a year-on-year basis respectively.
- Sales of *Aricept* expanded 29.9% to ¥23,544 million while sales of *Aciphex* inched up 1.8% to ¥25,271 million. *Zonegran* sales registered ¥3,550 million.

Europe:

- Sales in Europe totaled ¥10,396 million, a rise of 9.0% year-on-year while operating income soared to ¥1,330 million, an increase of 41.6%.
- Sales of *Aricept* gained ground to ¥7,339 million, up 9.6% whereas impact of intensified competition in the U.K. market slightly shrank sales of *Pariet* to ¥1,808 million, down 1.0%.
- A new subsidiary in Switzerland, Eisai Pharma AG was established in June.

Asia and other regions:

- Sales in 'Asia and other regions' advanced to ¥3,658 million, up 38.3% while operating income came to ¥813 million, up 18.7%.
- Sales of *Aricept* augmented by 36.2% to ¥924 million and sales of *Pariet* surged by 63.3% to ¥738 million.
- Wei-zai Co., Ltd. and Eisai Taiwan Inc., consolidated subsidiaries in Taiwan, were merged in April. The surviving company is Eisai Taiwan Inc.

Overseas total:

- Total overseas sales, excluding Japan, grew to ¥66,663 million, a year-on-year increase of 15.7%, accounting for 49.1% of the consolidated net sales, which was an increase by 2.1 percentage points from the previous year period.

[Cash flow]

- Net cash provided by operating activities during the quarter under review totaled ¥12,097 million, an increase of ¥2,677 million compared with the corresponding period of the preceding year. Income before income taxes amounted to ¥23,182 million and depreciation and amortization expenses came to ¥5,893 million, while income taxes paid totaled ¥18,708 million.
- Cash outflows arising out of investing activities amounted to ¥8,880 million, down ¥9,796 million year-on-year, out of which ¥8,216 million was used for the purpose of obtaining property, plant and equipment.
- Net cash utilized in financing activities amounted to ¥10,087 million, up ¥5,109 million year-on-year, out of which ¥10,002 million being attributed to dividend payout.
- As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the quarter period under review stood at ¥136,466 million, down ¥5,962 million from the end of the previous fiscal year.

[Projects under development]

- The Company concentrates its managerial resources on the following research areas; neurology, gastrointestinal and oncology/critical care, thereby implementing proactive research and development activities.

<Global Development Projects >

- The Proof-of-Concept for E2007 for Parkinson's disease, based on selective AMPA receptor antagonism, and E7389 for breast cancer and non small cell lung caner was achieved and further development for these projects are ongoing in order to move on to the next step. With regard to E2007, the Proof-of-Concept is also pursued for other indication such as epilepsy, multiple sclerosis and migraine prophylaxis.
- Research and development endeavors for E5564 (generic name: eritoran), an endotoxin antagonist, and E7070 (generic name: indisulam) for cancer continues to achieve their Proof-of-Concept.

<Projects in Japan>

- For Cleactor, a thrombolytic agent, the Company obtained approval for the new indication, pulmonary embolism, in July 2005. Development for cerebral embolism indication in Phase II was discontinued.
- Eisai and Abbott GmbH & Co., KG signed a supplemental agreement for the joint

development of the new indication, psoriasis, in Japan for the anti-rheumatic agent D2E7 (Generic Name: adalimumab, fully human anti-TNF-monoclonal antibody) in April 2005. The Companies have jointly started Phase II development for the new indication.

<New Indications and Formulations>

- As for the life-cycle management for Aricept and Aciphex/Pariet, the Company has been working on new indication and new formulation to maximize the product potential.
- For *Aricept*, the Company obtained approval for orodispersible tablet in May 2005 in the U.K. and continues taking necessary steps for mutual recognition procedure in the EU countries.

3. FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2006

With respect to the forecast for the fiscal year ending March 31 2006, no revisions have been made to the financial projection for the half-year and full fiscal year period announced in the annual financial disclosure in May 2005.

CONSOLIDATED FINANCIAL FORECAST

Period	Net Sales	Operating Income	Ordinary Income	Net Income
April 1, 2005- September 30, 2005	¥280,000 mil.	¥43,000 mil.	¥43,500 mil.	¥28,000 mil.
April 1, 2005- March 31, 2006	¥575,000 mil.	¥91,000 mil.	¥92,000 mil.	¥58,000 mil.

Note: Forecasted Annual Earnings per Share (EPS): ¥ 202.95

(REFERENCE DATA)

NON-CONSOLIDATED FINANCIAL FORECAST

Period	Net Sales	Operating Income	Ordinary Income	Net Income	Dividends per Share		
					Half Year End	Year End	Annual
April 1, 2005- September 30, 2005	¥157,000 mil.	¥31,500 mil.	¥31,500 mil.	¥20,500 mil.	¥40.00	–	–
April 1, 2005- March 31, 2006	¥320,000 mil.	¥66,000 mil.	¥66,000 mil.	¥41,500 mil.	–	¥40.00	¥80.00

Note: Forecasted Annual Earnings per Share (EPS): ¥145.21

4. Forward-looking Statements and Risk Factors

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
- Certain risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, risks related to intellectual property rights, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, and risks related to IT security, information management and outsourcing.

[SUPPORTING DATA]
1-1) CONSOLIDATED BALANCE SHEET (ASSETS)

	March 31, 2005			June 30, 2005			Increase/ Decrease
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS							
Current assets:							
Cash and cash in bank		¥54,350			¥60,925		
Accounts and notes receivable-trade		142,065			144,481		
Short-term investments		92,696			81,740		
Inventories		39,465			40,358		
Deferred tax assets		28,286			31,497		
Other current assets		9,041			10,053		
Allowance for doubtful receivables		(324)			(329)		
Total current assets		365,582	55.2		368,727	55.6	3,145
Fixed assets:							
Property, plant and equipment							
Buildings and structures	66,970			66,030			
Machinery, equipment and vehicle	25,283			24,370			
Land	16,995			17,029			
Construction in progress	4,046			6,468			
Others	9,625	122,922	18.5	9,322	123,221	18.6	298
Intangible assets		37,010	5.6		36,210	5.5	(799)
Investments and other assets							
Investment securities	89,298			85,847			
Long-term loans receivable	112			112			
Deferred tax assets	20,572			21,113			
Other assets	28,313			28,409			
Allowance for doubtful receivables	(1,101)			(1,029)			
Total investments and other assets		137,196	20.7		134,452	20.3	(2,743)
Total fixed assets		297,128	44.8		293,884	44.4	(3,244)
Total		¥662,711	100.0		¥662,612	100.0	(¥99)

1-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

Account Title	March 31, 2005 (Millions of Yen)	March 31, 2005 (%)	June 30, .2005 (Millions of Yen)	June 30, .2005 (%)	Increase/ Decrease (Millions of Yen)
LIABILITIES					
Current liabilities:					
Accounts and notes payable-trade	¥15,663		¥16,305		
Short-term borrowings	834		826		
Accounts payable-other	45,059		38,704		
Accrued expenses	33,719		36,630		
Income taxes payable	21,117		14,452		
Reserve for sales rebates	28,438		29,489		
Other reserves	804		842		
Other current liabilities	3,920		5,981		
Total current liabilities	149,557	22.6	143,233	21.6	(6,323)
Long-term liabilities:					
Deferred tax liabilities	95		95		
Liability for retirement benefits	32,509		33,722		
Retirement allowances for-directors	2,272		2,299		
Other long-term liabilities	9,686		8,086		
Total long-term liabilities	44,563	6.7	44,203	6.7	(359)
Total liabilities	194,120	29.3	187,437	28.3	(6,682)
Minority Interests	8,983	1.3	9,017	1.3	33
Shareholders' equity:					
Common stock	44,985	6.8	44,985	6.8	_
Capital surplus	55,222	8.3	55,222	8.3	_
Retained earnings	387,077	58.4	391,990	59.2	4,913
Net unrealized gain on available-for-sale securities	9,374	1.4	9,855	1.5	480
Foreign currency translation adjustments	(4,908)	(0.7)	(3,751)	(0.6)	1,156
Treasury stock	(32,144)	(4.8)	(32,145)	(4.8)	(1)
Total shareholders' equity	459,607	69.4	466,157	70.4	6,549
Total	¥662,711	100.0	¥662,612	100.0	(¥99)

2. CONSOLIDATED STATEMENTS OF INCOME
First Quarter of FY2005

Account Title	April 1, 2004 - June 30, 2004 (Millions of Yen)		(%)	April 1, 2005 - June 30, 2005 (Millions of Yen)		(%)	Increase/ Decrease (Millions of Yen)
Net sales		¥122,679	100.0		¥135,780	100.0	¥13,100
Cost of sales		24,204	19.7		24,058	17.7	(145)
Gross profit on sales		98,475	80.3		111,721	82.3	13,246
Provision of reserve for sales returns		(77)	(0.0)		31	0.0	108
Gross profit		98,552	80.3		111,690	82.3	13,137
Selling, general and administrative expenses							
Research and development expenses	18,153		[14.8]	19,914		[14.7]	
Selling, general and administrative expenses	61,764	79,918	65.1	69,325	89,240	65.8	9,321
Operating income		18,634	15.2		22,450	16.5	3,816
Non-operating income		1,001	0.8		1,138	0.8	136
Non-operating expenses		172	0.1		200	0.1	28
Ordinary income		19,463	15.9		23,388	17.2	3,924
Extra-ordinary income		203	0.1		24	0.0	(179)
Extra-ordinary loss		366	0.3		229	0.1	(137)
Income before income taxes and minority interests		19,300	15.7		23,182	17.1	3,882
Income taxes-current	12,053			12,055			
Income taxes-deferred	(5,224)	6,829	5.5	(3,870)	8,185	6.0	1,356
Minority interests		82	0.1		80	0.1	(1)
Net income		¥12,388	10.1		¥14,917	11.0	¥2,528

3. CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS/RETAINED EARNINGS

Account Title	April 1, 2004 - March 31, 2005 (Millions of Yen)		April 1, 2005 - June 30, 2005 (Millions of Yen)	
Capital surplus				
Capital surplus reserve, beginning balance		¥55,222		¥55,222
Capital surplus ending balance		55,222		55,222
Retained earnings				
Retained earnings at beginning balance		342,830		387,077
Increase in retained earnings				
- Net income		55,505		14,917
Decrease in retained earnings				
- Dividends	11,223		10,002	
- Bonuses to directors	34		–	
- Loss on disposal of treasury stock	1	11,258	1	10,003
Retained earnings at endning		¥387,077		¥391,990

4. CONSOLIDATED STATEMENTS OF CASH FLOWS
First Quarter of FY2005

	April 1, 2004- June 30, 2004	April 1, 2005- June 30, 2005	Increase/ Decrease
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	¥19,300	¥23,182	
Depreciation and amortization	5,057	5,893	
Increase (Decrease) in allowance for doubtful receivables	(14)	(70)	
Interest and dividend income	(594)	(966)	
Interest expense	7	8	
Equity in earnings of associated companies	(1)	(6)	
Gain (Loss) on sales and disposal of fixed assets	(79)	33	
Provision for liability for retirement benefits	1,701	1,514	
(Gain) Loss on sales of short-term investments and investment securities	7	(0)	
Loss on impairment of securities	61	3	
(Increase) Decrease in trade receivables	(3,616)	(1,855)	
(Increase) Decrease in inventories	(2,943)	(438)	
Increase (Decrease) in trade payables	(429)	115	
Increase (Decrease) in other current liabilities	4,658	2,481	
Increase (Decrease) in reserve for sales rebates	2,667	217	
Other	536	(278)	
Sub-total	26,318	29,834	3,515
Interest and dividends received	601	979	
Interest paid	(7)	(8)	
Income taxes paid	(17,493)	(18,708)	
Net cash provided by operating activities	9,420	12,097	2,677
II. Investing activities:			
Purchases of short-term investments	(32)	(26)	
Proceeds from sales and redemptions of short-term investments	480	1,127	
Purchases of property, plant and equipment	(6,776)	(8,216)	
Proceeds from sales of property, plant and equipment	40	88	
Purchases of intangible assets	(11,604)	(2,683)	
Purchases of investment securities	(3,164)	(2,487)	
Proceeds from sales and redemptions of investment securities	3,063	3,590	
Net (increase) decrease in time deposits (exceeding 3 months)	278	(356)	
Other	(962)	82	
Net cash used in investing activities	(18,677)	(8,880)	9,796
III. Financing activities:			
Net increase (decrease) in short-term bank borrowings	237	(32)	
Dividends paid	(5,179)	(10,002)	
Dividends paid to minorities	–	(43)	
Other	(35)	(8)	
Net cash used in financing activities	(4,977)	(10,087)	(5,109)
IV. Effect of exchange rate changes on cash and cash equivalents	1,363	907	(456)
V. Net increase (decrease) in cash and cash equivalents	(12,871)	(5,962)	6,909
VI. Cash and cash equivalents at beginning of year	146,116	142,429	(3,687)
VII. Cash and cash equivalents at end of period	¥133,245	¥136,466	¥3,221

5. SEGMENT INFORMATION

1. Business Segment Information

First Quarter of FY2005 (April 1 – June 30, 2005)

(1) For the first quarter, ended June 30, 2004 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥118,080	¥4,599	¥122,679	–	¥122,679
(2) Intersegment sales	43	3,547	3,591	(¥3,591)	–
Total sales	118,124	8,146	126,270	(3,591)	122,679
Operating expenses	98,779	7,986	106,765	(2,720)	104,045
Operating income	¥19,344	¥159	¥19,504	(¥870)	¥18,634

(2) For the first quarter, ended June 30, 2005 (Millions of Yen)

	Pharma-ceuticals	Others	Total	Eliminations and Corporate	Consolidated
I. Sales					
(1) Sales to customers	¥130,747	¥5,032	¥135,780	–	¥135,780
(2) Intersegment sales	45	3,363	3,408	(¥3,408)	–
Total sales	130,793	8,395	139,189	(3,408)	135,780
Operating expenses	107,232	8,035	115,268	(1,938)	113,329
Operating income	¥23,560	¥359	¥23,920	(¥1,470)	¥22,450

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals including prescription pharmaceuticals and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Food additives; Chemicals; Machinery; Others

2. Geographical Segment Information

(1) For the first quarter ended June 30, 2004 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥65,042	¥45,456	¥9,536	¥2,644	¥122,679	–	¥122,679
(2) Intersegment sales	15,362	5,000	1,641	7	22,011	(¥22,011)	–
Total sales	80,404	50,457	11,177	2,651	144,691	(22,011)	122,679
Operating expenses	62,308	48,618	10,238	1,966	123,132	(19,086)	104,045
Operating income	¥18,096	¥1,838	¥939	¥685	¥21,558	(¥2,924)	¥18,634

(2) For the first quarter ended June 30, 2005 (Millions of Yen)

	Japan	North America	Europe	Asia and Others	Total	Eliminations and Corporate	Consoli-dated
I. Sales							
(1) Sales to customers	¥69,116	¥52,608	¥10,396	¥3,658	¥135,780	–	¥135,780
(2) Intersegment sales	16,372	6,417	2,137	0	24,928	(¥24,928)	–
Total sales	85,489	59,026	12,533	3,659	160,709	(24,928)	135,780
Operating expenses	65,900	55,691	11,203	2,845	135,641	(22,311)	113,329
Operating income	¥19,589	¥3,334	¥1,330	¥813	¥25,067	(¥2,617)	¥22,450

Notes:

(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:
- -North America: The United States and Canada
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, South-East Asia and South & Central America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent Company (Eisai Co., Ltd.) to overseas subsidiaries. Intersegment sales in North America, Europe, and 'Asia and Others' are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

3. Overseas Sales

(1) For the first quarter ended June 30, 2004 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥47,679	¥12,501	¥3,144	¥63,325
2. Consolidated sales				¥122,679
3. Share of overseas sales	38.9%	10.2%	2.5%	51.6%

(2) For the first quarter ended June 30, 2005 (Millions of Yen)

	North America	Europe	Asia and Others	Total
1. Overseas sales	¥55,157	¥14,530	¥4,140	¥73,828
2. Consolidated sales				¥135,780
3. Share of overseas sales	40.6%	10.7%	3.1%	54.4%

Notes:

(1) Segmentation of the areas is based on geographical proximity.

(2) Major areas and countries included in this category:
- -North America: The United States and Canada.
- -Europe: The United Kingdom, France, Germany, etc.
- -Asia and Others: East Asia, South-East Asia, and South & Central America, etc.

(3)Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

Securities Code: 4523

2005.6

Reference Data

First Quarter Ended June 30, 2005

July 29, 2005

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077

http://www.eisai.co.jp/eir/

Contents

*All figures have been rounded to their nearest specified unit.
*Currency exchange rate utilized in the reference data are noted in the table below.
*Overseas sales are calculated based upon the fiscal year average rate in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2004 - Jun. 2004) First Quarter Average Rate	109.76	132.27	198.51
(Jun. 30, 2004) First Quarter End Rate	108.43	131.06	196.18
(Apr. 2004 - Mar. 2005) Fiscal Year Average Rate	107.54	135.18	198.38
(Mar. 31, 2005) Fiscal Year End Rate	107.39	138.87	202.03
(Apr. 2005 - Jun. 2005) First Quarter Average Rate	107.69	135.57	199.73
(Jun. 30, 2005) First Quarter End Rate	110.62	133.63	199.87
Fiscal Year Ending March 31, 2006 Forecast Rate	103.00	135.00	195.00

Projected Statements and Risk Factors

Materials and information provided in this financial disclosure may contain "projected statements" based on current expectations, forecasts, estimates, business goals and assumptions that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations. Risk factors particularly apply with respect to the Company-related projected statements. Risk factors associated with our business include, but are not limited to, risks related to strategic alliances with partners, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, healthcare cost-containment measures, intensified competition with generic drugs, possible incidence of adverse events, compliance with laws and regulations, litigations, closure or shutdown of factories, safety issues of raw materials used, environmental issues, conditions of financial markets and foreign exchange fluctuations, IT security-related risks and outsourcing risks.

I. Consolidated Financial Highlights

1. Statement of Income Data

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter **2006**	Change %	2005	2006 (e)
Net Sales	122.7	**135.8**	110.7	533.0	575.0
Cost of Sales	24.1	**24.1**	99.8	98.5	103.0
Research and Development Expenses	18.2	**19.9**	109.7	78.3	89.0
Selling, General and Administrative Expenses	61.8	**69.3**	112.2	269.4	292.0
Operating Income	18.6	**22.5**	120.5	86.8	91.0
Ordinary Income	19.5	**23.4**	120.2	89.1	92.0
Net Income	12.4	**14.9**	120.4	55.5	58.0
			(Inc./Dec.)		
Earnings per Share (yen)	43.1	**52.2**	9.1	193.4	203.0
Dividends per Share (yen)	-	-	-	56.0	80.0

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Balance Sheet Data

(billions of yen)

	2005 31-Mar	2005 **30-Jun**	Inc./Dec.
Total Assets	662.7	**662.6**	(0.1)
Shareholders' Equity	459.6	**466.2**	6.5
Equity-to-Total Asset Ratio (%)	69.4%	**70.4%**	1.0%

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter **2006**	Inc./Dec.	2005
Capital Expenditures	23.2	**4.6**	(18.6)	49.0
Property, plant and equipment	3.2	**3.6**	0.4	21.7
Intangible Assets	19.9	**1.0**	(18.9)	27.3
Depreciation/Amortization	5.1	**5.9**	0.8	22.4

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter **2006**	Inc./Dec.	2005
Net cash provided by operating activities	9.4	**12.1**	2.7	49.2
Net cash used in investing activities	(18.7)	**(8.9)**	9.8	(37.5)
Net cash used in financing activities	(5.0)	**(10.1)**	(5.1)	(16.7)
Cash and cash equivalents at end of period	133.2	**136.5**	3.2	142.4
Free Cash Flow	(8.9)	**1.3**	10.2	10.5

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities".

II. Consolidated Statements of Income

1. Consolidated Statement of Income

(billions of yen)

Years Ended/Ending March 31	First Quarter					
	2005	Sales %	**2006**	Sales %	Chg. %	Inc./ Dec.
Net sales	122.7	100.0	**135.8**	100.0	110.7	13.1
Cost of sales	24.2	19.7	**24.1**	17.7	99.4	(0.1)
Reversal of reserve for sales returns	(0.1)	(0.0)	**0.0**	0.0	-	0.1
Gross profit	98.6	80.3	**111.7**	82.3	113.3	13.1
Research and development expenses	18.2	14.8	**19.9**	14.7	109.7	1.8
Selling, general and administrative expenses	61.8	50.3	**69.3**	51.1	112.2	7.6
Operating income	18.6	15.2	**22.5**	16.5	120.5	3.8
Non-operating income	1.0	0.8	**1.1**	0.8	113.6	0.1
Non-operating expenses	0.2	0.1	**0.2**	0.1	116.4	0.0
Ordinary income	19.5	15.9	**23.4**	17.2	120.2	3.9
Extraordinary income	0.2	0.1	**0.0**	0.0	12.0	(0.2)
Extraordinary loss	0.4	0.3	**0.2**	0.1	62.6	(0.1)
Income before taxes & interests	19.3	15.7	**23.2**	17.1	120.1	3.9
Income taxes-current	12.1	9.8	**12.1**	8.9	100.0	0.0
Income taxes-deferred	(5.2)	(4.3)	**(3.9)**	(2.9)	74.1	1.4
Minority interests	0.1	0.1	**0.1**	0.1	97.7	(0.0)
Net income	12.4	10.1	**14.9**	11.0	120.4	2.5

<Explanation>

Net sales
<Increase Factor(s)>
Sales increase of *Aricept, Aciphex/Pariet*

Operating income
<Increase Factor(s)>
Gross profit increase

2. Financial Results by Business Segment

2-1. Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter		
	2005	**2006**	2005
Net sales to customers	122.7	**135.8**	533.0
Pharmaceuticals	118.1	**130.7**	511.0
(In-house developed products %)	88.3%	**89.0%**	89.1%
Japan	60.7	**64.4**	247.7
North America	45.3	**52.4**	213.5
Europe	9.4	**10.3**	37.9
Asia and others	2.6	**3.7**	11.9
Others	4.6	**5.0**	22.0
Japan	4.3	**4.7**	20.6
Overseas	0.3	**0.3**	1.5

* Sales results by business segment have been reclassified in accordance with geographical segmentation.
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

2-2. Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter		
	2005	**2006**	2005
Operating income/loss	18.6	**22.5**	86.8
Pharmaceuticals	19.3	**23.6**	88.4
Others	0.2	**0.4**	2.0
Elimination and Corporate	(0.9)	**(1.5)**	(3.6)

3. Financial Results by Geographical Area

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter 2006	2005
Net sales to customers	122.7	**135.8**	533.0
Japan	65.0	**69.1**	268.3
North America	45.5	**52.6**	214.5
Europe	9.5	**10.4**	38.3
Asia and others	2.6	**3.7**	11.9
Overseas sales	57.6	**66.7**	264.7
Overseas sales ratio (%)	47.0%	**49.1%**	49.7%

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter 2006	2005
Operating income/loss	18.6	**22.5**	86.8
Japan	18.1	**19.6**	74.4
North America	1.8	**3.3**	11.4
Europe	0.9	**1.3**	3.5
Asia and others	0.7	**0.8**	2.1
Eliminations and corporate	(2.9)	**(2.6)**	(4.5)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter 2006	2005
Net sales	122.7	**135.8**	533.0
Overseas sales	63.3	**73.8**	288.1
North America	47.7	**55.2**	222.8
Europe	12.5	**14.5**	51.2
Asia and others	3.1	**4.1**	14.1
Overseas sales (%)	51.6%	**54.4%**	54.1%

* Major areas and countries included in each category:
1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

5. Global Product Sales (Own Sales)

5-1. *ARICEPT* Sales by Area

Years Ended/Ending March 31 / Area		First Quarter 2005	First Quarter 2006	2005
Japan	¥ Billions	8.9	**9.9**	35.1
U.S.	¥ Billions	18.1	**23.5**	97.6
	[US $ Millions]	[165]	**[219]**	[907]
U.K.	¥ Billions	0.2	**0.3**	1.0
	[UK £ Millions]	[1]	**[2]**	[5]
France	¥ Billions	4.8	**5.1**	19.1
	[Euro Millions]	[36]	**[38]**	[141]
Germany	¥ Billions	1.6	**1.9**	7.1
	[Euro Millions]	[12]	**[14]**	[53]
Europe Total	¥ Billions	6.7	**7.3**	27.2
Asia	¥ Billions	0.7	**0.9**	2.9
Total	¥ Billions	34.4	**41.7**	162.9

5-2. *ACIPHEX/PARIET* Sales by Area

Years Ended/Ending March 31 / Area		First Quarter 2005	First Quarter 2006	2005
Japan	¥ Billions	3.2	**6.3**	19.4
U.S.	¥ Billions	24.8	**25.3**	104.1
	[US $ Millions]	[226]	**[235]**	[968]
U.K.	¥ Billions	1.5	**1.5**	5.5
	[UK £ Millions]	[8]	**[7]**	[28]
Germany	¥ Billions	0.3	**0.3**	1.2
	[Euro Millions]	[2]	**[2]**	[9]
Europe Total	¥ Billions	1.8	**1.8**	6.8
Asia	¥ Billions	0.5	**0.7**	2.1
Total	¥ Billions	30.3	**34.1**	132.3

5-3. *ZONEGRAN* Sales by Area

Years Ended/Ending March 31 / Area		First Quarter 2005	First Quarter 2006	2005
U.S.	¥ Billions	2.5	**3.6**	11.1
	[US $ Millions]	[23]	**[33]**	[104]
Europe, Asia	¥ Billions	-	**0.0**	0.0
Total	¥ Billions	2.5	**3.6**	11.1

*Initiated shipping in U.K. and Germany from June 2005.

<Reference> [Non-consolidated]

Eisai Inc. (U.S.A.) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		First Quarter		
		2005	**2006**	2005
Net sales	¥ Billions	45.9	**52.9**	215.2
	[US $ Millions]	[418]	**[491]**	[2001]
Operating income	¥ Billions	1.6	**3.0**	10.3
	[US $ Millions]	[14]	**[28]**	[96]
Net income	¥ Billions	1.0	**2.0**	6.6
	[US $ Millions]	[9]	**[18]**	[62]
Operating income before Royalty deduction	¥ Billions	7.6	**10.3**	43.2
	[US $ Millions]	[69]	**[95]**	[402]

Eisai China Inc. (China) / Pharmaceutical Sales, Production

Years Ended/Ending March 31		First Quarter		
		2005	**2006**	2005
Net sales	¥ Billions	1.0	**1.3**	4.8
	[Chinese RMB Millions]	[78]	**[101]**	[364]
Operating income	¥ Billions	0.3	**0.3**	1.0
	[Chinese RMB Millions]	[25]	**[25]**	[78]
Net income	¥ Billions	0.3	**0.3**	0.9
	[Chinese RMB Millions]	[22]	**[25]**	[72]

*The fiscal year of Eisai China Inc. ends on December 31.
*Average rate of Japanese yen to Chinese RMB was 12.95 yen from January 1 to March 31, 2004, 12.62 yen from January 1 to March 31, 2005 and 13.07 yen from January 1 to Decembe 31, 2004, respectively.

Eisai Korea Inc. (Korea) / Pharmaceutical Sales

Years Ended/Ending March 31		First Quarter		
		2005	**2006**	2005
Net sales	¥ Billions	0.6	**1.1**	2.7
	[Korean Won Billions]	[6]	**[10]**	[28]
Operating income	¥ Billions	0.1	**0.1**	0.4
	[Korean Won Billions]	[1]	**[1]**	[4]
Net income	¥ Billions	0.1	**0.1**	0.3
	[Korean Won Billions]	[1]	**[1]**	[3]

*Average rate of Japanese yen to Korean won was 0.0949yen from April 1 to June 30, 2004, 0.1074 yen from April 1 to June 30, 2005, and 0.0977 yen from April 1, 2004 to March 31, 2005, respectively.

6. Selling, General and Administrative Expenses

6-1. Research and Development Expenses

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter **2006**	2005	2006 (e)
Net sales	122.7	**135.8**	533.0	575.0
Research and development expenses	18.2	**19.9**	78.3	89.0
Percentage of sales (%)	14.8%	**14.7%**	14.7%	15.5%

6-2. Selling, General and Administrative Expenses

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter **2006**	2005	2006 (e)
Net sales	122.7	**135.8**	533.0	575.0
Selling, general and administrative expenses	61.8	**69.3**	269.4	292.0
Personnel expenses	14.6	**15.3**	60.8	-
Marketing expenses	38.1	**43.7**	171.9	-
Administrative expenses and others	9.0	**10.3**	36.6	-
Percentage of sales (%)	50.3%	**51.1%**	50.5%	50.8%

6-3. Selling General and Administrative Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter **2006**	2005	2006 (e)
Net sales	122.7	**135.8**	533.0	575.0
Selling, general and administrative expenses (including R&D expenses)	79.9	**89.2**	347.7	381.0
Percentage of sales (%)	65.1%	**65.8%**	65.2%	66.3%

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet <Assets>

(billions of yen)

	2005 31-Mar	%	2005 30-Jun	%	Chg. %	Inc./Dec.
Current assets:						
Cash and time deposits	54.4		**60.9**			6.6
Accounts receivable-trade	142.1		**144.5**			2.4
Short-term investments	92.7		**81.7**			(11.0)
Inventories	39.5		**40.4**			0.9
Deferred tax assets	28.3		**31.5**			3.2
Other current assets	9.0		**10.1**			1.0
Allowance for doubtful receivables	(0.3)		**(0.3)**			(0.0)
Total current assets	365.6	55.2	**368.7**	55.6	100.9	3.1
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	67.0		**66.0**			(0.9)
Machinery and vehicles	25.3		**24.4**			(0.9)
Land	17.0		**17.0**			0.0
Construction in progress	4.0		**6.5**			2.4
Others	9.6		**9.3**			(0.3)
Total property, plant and equipment	122.9	18.5	**123.2**	18.6	100.2	0.3
Intangible assets	37.0	5.6	**36.2**	5.5	97.8	(0.8)
Investment in other assets:						
Investments in securities	89.3		**85.8**			(3.5)
Long-term loans receivable	0.1		**0.1**			0.0
Deferred tax assets	20.6		**21.1**			0.5
Other investments	28.3		**28.4**			0.1
Allowance for doubtful receivables	(1.1)		**(1.0)**			0.1
Total investments and other assets	137.2	20.7	**134.5**	20.3	98.0	(2.7)
Total fixed assets	297.1	44.8	**293.9**	44.4	98.9	(3.2)
Total assets	662.7	100.0	**662.6**	100.0	100.0	(0.1)

<Explanation>

Cash and deposits
Sort-term investments
<Decrease Factor(s)>
Payment for income taxes
Dividents paid

Investments securities
<Decrease Factor(s)>
Repayment of securities held to maturity

2. Consolidated Balance Sheet <Liabilities and Shareholders' Equity>

(billions of yen)

	2005				Chg.	Inc./
	31-Mar	%	30-Jun	%	%	Dec.
Current liabilities:						
Accounts payable-trade	15.7		**16.3**			0.6
Short-term borrowings	0.8		**0.8**			(0.0)
Accounts payable-other	45.1		**38.7**			(6.4)
Accrued expenses	33.7		**36.6**			2.9
Accrued income taxes	21.1		**14.5**			(6.7)
Reserve for sales rebates	28.4		**29.5**			1.1
Other reserves	0.8		**0.8**			0.0
Other current liabilities	3.9		**6.0**			2.1
Total current liabilities	149.6	22.6	**143.2**	21.6	95.8	(6.3)
Long-term liabilities:						
Deferred tax liabilities	0.1		**0.1**			0.0
Liabilities for retirement benefits	32.5		**33.7**			1.2
Allowance for retirement of Directors	2.3		**2.3**			0.0
Other long-term liabilities	9.7		**8.1**			(1.6)
Total long-term liabilities	44.6	6.7	**44.2**	6.7	99.2	(0.4)
Total liabilities	194.1	29.3	**187.4**	28.3	96.6	(6.7)
Minority Interests	9.0	1.3	**9.0**	1.3	100.4	0.0
Shareholders' equity:						
Common stock	45.0	6.8	**45.0**	6.8		-
Capital surplus	55.2	8.3	**55.2**	8.3		-
Retained earnings	387.1	58.4	**392.0**	59.2		4.9
Net unrealized gains on available-for-sale securities	9.4	1.4	**9.9**	1.5		0.5
Foreign currency translation adjustments	(4.9)	(0.7%)	**(3.8)**	(0.6)		1.2
Treasury stock	(32.1)	(4.8%)	**(32.1)**	(4.8)		(0.0)
Total shareholders' equity	459.6	69.4	**466.2**	70.4	101.4	6.5
Total liabilities, minority interests and shareholders' equity	662.7	100.0	**662.6**	100.0	100.0	(0.1)

<Explanation>

Accounts payable-other
<Decrease Factor(s)>
Payment for account payable on equipment

Accued Income taxes
<Decrease Factor(s)>
Payment for income taxes

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter 2006	Inc./ Dec.
Operating activities			
Income before income taxes & minority interests	19.3	**23.2**	3.9
Depreciation and amortization	5.1	**5.9**	0.8
Other non-cash losses/gains	1.7	**1.6**	(0.1)
Operating assets/liabilities increase/decrease	0.9	**0.5**	(0.3)
Others	(0.6)	**(1.4)**	(0.7)
Subtotal	26.3	**29.8**	3.5
Interest paid/received	0.6	**1.0**	0.4
Cash paid for income taxes	(17.5)	**(18.7)**	(1.2)
Net cash provided by operating activities	9.4	**12.1**	2.7
Investing activities			
Capital expenditures	(18.4)	**(10.9)**	7.5
Other revenue/payment for continuous activities	0.0	**0.1**	0.0
Purchases/sales of securities	0.3	**2.2**	1.9
Others	(0.7)	**(0.3)**	0.4
Net cash used in investing activities	(18.7)	**(8.9)**	9.8
Financing activities			
Dividends paid	(5.2)	**(10.0)**	(4.8)
Short-term debt proceeds/payments	0.2	**(0.0)**	(0.3)
Others	(0.0)	**(0.1)**	(0.0)
Net cash used in financing activities	(5.0)	**(10.1)**	(5.1)
Effect of exchange rate changes on cash and cash equivalents	1.4	**0.9**	(0.5)
Net increase in cash and cash equivalents	(12.9)	**(6.0)**	6.9
Cash and cash equivalents at beginning of year	146.1	**142.4**	(3.7)
Cash and cash equivalents at end of year	133.2	**136.5**	3.2

(billions of yen)

Years Ended March 31	2005	2006	Inc./ Dec.
Free Cash Flow	(8.9)	**1.3**	10.2

Note: Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" - "Other revenue/payment for continuous activities"

<Explanation>

Capital expenditures
<Decrease Factor(s)>
Procurement of intangible fixed assets including product acquisition in prvious term

Dividends paid
<Increase Factor(s)>
18 yen per share to 36 yen per share

V. Non-Consolidated Financial Highlights

1. Consolidated Financial Highlights

1-1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2005	**2006**	Change %	2005	2006 (e)
Net Sales	74.8	**79.0**	105.7	307.9	320.0
Cost of Sales	19.5	**19.0**	97.6	77.5	75.0
Research and Development Expenses	17.6	**19.6**	111.4	77.1	86.0
Selling, General and Administrative Expenses	21.0	**22.9**	108.7	85.6	93.0
Operating Income	16.6	**17.5**	105.5	67.6	66.0
Ordinary Income	17.4	**18.1**	103.6	69.1	66.0
Net Income	11.3	**11.6**	102.7	43.5	41.5

*"Cost of Sales" includes "Reversal of reserve for sales returns".

1-2. Balance Sheet Data

(billions of yen)

	2005		Inc./ Dec.
	31-Mar	**30-Jun**	
Total Assets	530.6	**525.4**	(5.2)
Shareholders' Equity	431.7	**433.8**	2.0
Equity-to-Total Asset Ratio (%)	81.4%	**82.6%**	1.2

1-3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2005	**2006**	Inc./ Dec.	2005
Capital Expenditures	4.6	**2.2**	(2.5)	25.0
Property, plant and equipment	2.1	**1.4**	(0.7)	16.3
Intangible Assets	2.6	**0.8**	(1.7)	8.7
Depreciation/Amortization	3.3	**3.8**	0.6	14.3

* *Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".*

1-4. Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2005	**2006**	Inc./ Dec.	2005
Net cash provided by operating activities	8.9	**7.7**	(1.3)	35.0
Net cash used in investing activities	(9.2)	**(5.4)**	3.7	(26.1)
Net cash used in financing activities	(5.2)	**(10.0)**	(4.8)	(17.4)
Cash and cash equivalents at end of period	82.5	**71.7**	(10.8)	79.5
Free Cash Flow	0.7	**0.8**	0.0	11.3

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities".

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2005	**2006**	Change %	2005	2006 (e)
Net Sales (billions of yen)	74.8	**79.0**	105.7	307.9	320.0
Pharmaceuticals	65.1	**68.5**	105.1	261.0	275.5
Prescription Pharmaceuticals(Including Drug Substance/Bulk Tablets)	60.8	**64.5**	106.0	242.2	256.5
(Ratio of in-house developed products to Prescription Pharmaceuticals %)	80.9%	**83.3%**	-	81.5%	-
Consumer Health Care Products	4.3	**4.0**	93.0	18.8	19.0
Food Additives/Chemicals, Machinery, etc.	0.6	**0.5**	74.7	3.1	1.5
Income from Industrial Property Rights, etc.	9.0	**10.1**	112.4	43.8	43.0

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31	First Quarter				
	2005	**2006**	Change %	2005	2006 (e)
Net Sales	74.8	**79.0**	105.7	307.9	320.0
Export	21.0	**23.1**	110.1	88.1	89.5
North America	14.9	**15.5**	104.1	64.6	-
Europe	5.0	**6.3**	124.9	19.0	-
Asia and Others	1.1	**1.4**	125.4	4.4	-
Ratio of Exports to Sales (%)	28.0%	**29.2%**	-	28.6%	28.0%

* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc.

*Export sales includes revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	First Quarter			
Description *Product*	2005	**2006**	Change %	2005
Alzheimer's disease treatment *ARICEPT*	8.9	**9.9**	110.7	35.1
Peripheral neuropathy treatment *METHYCOBAL*	8.0	**7.8**	101.3	31.9
Proton pump inhibitor *PARIET*	3.2	**6.3**	195.2	22.8
Gastritis/gastric ulcer medication *SELBEX*	5.8	**5.4**	93.4	19.4
Osteoporosis treatment *GLAKAY*	2.4	**2.2**	90.3	9.0
Non-ionic contrast medium *IOMERON*	2.3	**2.2**	95.3	8.9
Muscle relaxant *MYONAL*	2.2	**2.2**	98.3	8.6
Long-acting isosorbide dinitrate *NITOROL-R*	1.3	**1.2**	90.0	4.8
Endoscopic examination/hypoglycemia treatment *GLUCAGON G NOVO*	1.1	**1.1**	99.2	4.2
Anti-allergy agent *AZEPTIN*	0.8	**0.8**	89.8	3.8
Long-acting macrolide antibiotic *RULID*	0.7	**0.7**	103.7	2.9
Others	11.9	**11.2**	94.2	46.0
Prescription Pharmaceuticals Total	48.4	**50.9**	105.1	196.3

*Statistical segmentation of "Prescription Pharmaceutical" has been modified from the year ending March 31, 2006.
*Past data are corrected according to new segmentation

5. Exports by products

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2005	**2006**	Change %	2005
ARICEPT drug substance (export)	5.7	**6.3**	110.4	21.1
ACIPHEX/PARIET bulk tablets/drug substance (export)	6.0	**6.1**	100.9	22.0
Others	0.7	**1.2**	173.6	2.9
Bulk Substance / Tablets Total	12.4	**13.6**	109.2	45.9

*Statistical segmentation of "Prescription Pharmaceutical" has been modified from the year ending March 31, 2006.
*Past data are corrected according to new segmentation and table name is changed to "Exports by products".

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2005	**2006**	Change %	2005
Vitamin B_2 preparation *CHOCOLA BB* Group	2.1	**2.0**	97.6	8.4
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	0.5	**0.4**	81.6	2.2
SACLON / Indigestion & heartburn treatment *SACLON* Group	0.6	**0.4**	73.2	2.1
NABOLIN / Active-type Vitamin B_{12} *NABOLIN* Group	0.3	**0.3**	101.1	1.4
Others	0.8	**0.8**	98.9	4.7
Consumer Health Care Products Total	4.3	**4.0**	93.0	18.8

7. Selling, General and Administrative Expenses (including R&D expenses)

7-1. Research and Development Expenses (R&D expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2005	**2006**	2005	2006 (e)
Net sales	74.8	**79.0**	307.9	320.0
Research and development expenses	17.6	**19.6**	77.1	86.0
Overseas research and development expenses	7.1	**8.1**	31.2	-
(Ratio of overseas R&D expenses to total R&D expenses %)	40.2%	**41.6%**	40.5%	-
Percentage of sales (%)	23.6%	**24.8%**	25.0%	26.9%

7-2. Selling, General and Administrative Expenses (SG&A expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2005	**2006**	2005	2006 (e)
Net sales	74.8	**79.0**	307.9	320.0
Selling, general and administrative expenses	21.0	**22.9**	85.6	93.0
Personnel expenses	8.8	**8.6**	35.4	-
Marketing expenses	7.7	**8.5**	32.8	-
Administrative expenses and others	4.5	**5.7**	17.5	-
Percentage of sales (%)	28.1%	**28.9%**	27.8%	29.1%

7-3. Selling, General and Administrative Expenses (including R&D expenses)

(billions of yen)

Years Ended/Ending March 31	First Quarter			
	2005	**2006**	2005	2006 (e)
Net sales	74.8	**79.0**	307.9	320.0
Selling, general and administrative expenses (including R&D)	38.6	**42.5**	162.8	179.0
Percentage of sales (%)	51.7%	**53.7%**	52.9%	55.9%

8. Balance Sheet Data

<Assets>

(billions of yen)

	2005		Inc./
	31-Mar	30-Jun	Dec.
Current assets	249.3	**247.8**	(1.5)
Fixed assets	281.3	**277.6**	(3.7)
Property, plant and equipment	84.1	**82.6**	(1.5)
Intangible assets	17.8	**17.6**	(0.2)
Investments and other assets	179.4	**177.4**	(1.9)
Total assets	530.6	**525.4**	(5.2)

<Liabilities and Shareholders' Equity>

(billions of yen)

	2005		Inc./
	31-Mar	30-Jun	Dec.
Current liabilities	67.9	**59.5**	(8.4)
Long-term liabilities	30.9	**32.2**	1.2
Total liabilities	98.9	**91.7**	(7.2)
Shareholders' equity	431.7	**433.8**	2.0
Total liabilities, minority interests and shareholders' equity	530.6	**525.4**	(5.2)

9. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter 2006	Inc./Dec.
Operating activities			
Income before income taxes & minority interests	17.3	**17.8**	0.6
Depreciation and amortization	3.3	**3.8**	0.6
Other non-cash losses/gains	1.6	**1.5**	(0.1)
Operating assets/liability increase/decrease	2.1	**0.0**	(2.1)
Others	(2.1)	**(0.7)**	1.4
Subtotal	22.1	**22.4**	0.3
Interest paid/received	0.5	**0.5**	0.1
Income taxes paid	(13.6)	**(15.3)**	(1.7)
Net cash provided by operating activities	8.9	**7.7**	(1.3)
Investing activities			
Capital expenditures	(8.3)	**(7.0)**	1.3
Other revenue/payment for continuous activities	0.0	**0.1**	0.0
Purchases/sales of securities	0.0	**1.7**	1.7
Others	0.9	**(0.2)**	0.8
Net cash used in investing activities	(9.2)	**(5.4)**	3.7
Financing activities			
Dividends paid	(5.2)	**(10.0)**	(4.8)
Others	(0.0)	**(0.0)**	0.0
Net cash used in financing activities	(5.2)	**(10.0)**	(4.8)
Effect of exchange rate changes on cash and cash equivalents	0.0	**(0.0)**	(0.0)
Net increase/decrease in cash and cash equivalents	(5.4)	**(7.8)**	(2.3)
Cash and cash equivalents at beginning of year	87.9	**79.5**	(8.4)
Cash and cash equivalents at end of year	82.5	**71.7**	(10.8)

(billions of yen)

Years Ended/Ending March 31	First Quarter 2005	First Quarter 2006	Inc./Dec.
Free Cash Flow	0.7	**0.8**	0.0

* Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" -"Other revenue/payment for continuous activities"

VI. Changes in Quarterly Results

1. Statement of Income Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005				2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net sales	122.7	138.3	143.4	128.6	**135.8**
Cost of sales	24.1	26.3	25.3	22.8	**24.1**
Research and development expenses	18.2	19.3	19.5	21.3	**199.9**
Selling, general and administrative expenses	61.8	69.8	71.9	65.9	**69.3**
Operating income	18.6	22.9	26.7	18.5	**22.5**
Non-operating income/expenses	0.8	0.8	(0.1)	0.7	**0.9**
Ordinary income	19.5	23.8	26.6	19.3	**23.4**
Extraordinary income/expenses	(0.2)	0.3	(0.7)	(0.9)	**(0.2)**
Income before taxes and interests	19.3	24.1	25.9	18.4	**23.2**
Net income	12.4	15.2	16.5	11.4	**14.9**
Earnings per share (yen)	43.1	52.7	57.5	40.1	**52.2**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

2. Balance Sheet Data [Consolidated]

<Assets>

(billions of yen)

	2004			2005	
	30-Jun	30-Sep	31-Dec	31-Mar	**30-Jun**
Current assets	353.4	381.6	379.3	365.6	**368.7**
Fixed assets	281.9	283.2	282.0	297.1	**293.9**
Property, plant and equipment	116.8	120.3	118.6	122.9	**123.2**
Intangible assets	33.5	33.7	31.6	37.0	**36.2**
Investments and other assets	131.6	129.2	131.8	137.2	**134.5**
Total assets	635.3	664.9	661.3	662.7	**662.6**

<Liabilities and Shareholders' Equity>

(billions of yen)

	2004			2005	
	30-Jun	30-Sep	31-Dec	31-Mar	**30-Jun**
Current liabilities	143.4	150.5	141.7	149.6	**143.2**
Long-term liabilities	54.2	63.4	65.2	44.6	**44.2**
Total liabilities	197.6	213.9	206.9	194.1	**187.4**
Minority Interests	8.6	8.8	8.9	9.0	**9.0**
Shareholders' equity	429.1	442.2	445.5	459.6	**466.2**
Total liabilities, minority interests and shareholders' equity	635.3	664.9	661.3	662.7	**662.6**

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005				2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Capital expenditures	23.2	8.2	3.8	13.8	**4.6**
Property, plant and equipment	3.2	6.5	3.3	8.7	**3.6**
Intangible assets	19.9	1.7	0.5	5.1	**1.0**
Depreciation/Amortization	5.1	5.4	5.4	6.6	**5.9**

* Depreciation/amortization includes "Property, plant and equipment" and "Intangible assets".

4. Cash Flows Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005				2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net cash provided by operating activities	9.4	31.4	12.2	(3.8)	**12.1**
Net cash used in investing activities	(18.7)	(2.8)	(8.1)	(8.0)	**(8.9)**
Net cash used in financing activities	(5.0)	0.4	(12.2)	0.1	**(10.1)**
Effect of exchange rate changes on cash and cash equivalents	133.2	163.7	152.6	142.4	**136.5**
Free cash flow	(8.9)	25.5	6.8	(13.0)	**1.3**

*Free Cash Flow = "Net cash provided by operating activities" - "Capital expenditures" - "Other revenue/payment for continuous activities".

5. *ARICEPT* Sales by Area (Own Sales) [Consolidated]

Years Ended/Ending March 31		2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	**2006 First Quarter**
Japan	¥ Billions	8.9	8.4	9.9	7.9	**9.9**
U.S.	¥ Billions	18.1	26.1	27.3	26.1	**23.5**
	[US $ Millions]	[165]	[237]	[257]	[249]	**[219]**
U.K.	¥ Billions	0.2	0.3	0.3	0.3	**0.3**
	[UK £ Millions]	[1]	[1]	[1]	[1]	**[2]**
France	¥ Billions	4.8	4.7	4.7	4.9	**5.1**
	[Euro Millions]	[36]	[35]	[34]	[36]	**[38]**
Germany	¥ Billions	1.6	1.7	2.8	0.9	**1.9**
	[Euro Millions]	[12]	[13]	[21]	[6]	**[14]**
EU total	¥ Billions	6.7	6.7	7.8	6.1	**7.3**
Asia	¥ Billions	0.7	0.7	0.7	0.9	**0.9**
Total	¥ Billions	34.4	41.9	45.7	40.8	**41.7**

6. *ACIPHEX/PARIET* Sales by Area (Own Sales) [Consolidated]

Years Ended/Ending March 31		2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	**2006 First Quarter**
Japan	¥ Billions	3.2	5.1	6.6	4.5	**6.3**
U.S	¥ Billions	24.8	27.0	27.3	24.9	**25.3**
	[US $ Millions]	[226]	[246]	[257]	[238]	**[235]**
U.K.	¥ Billions	1.5	1.5	1.3	1.2	**1.5**
	[UK £ Millions]	[8]	[8]	[6]	[6]	**[7]**
Germany	¥ Billions	0.3	0.3	0.3	0.4	**0.3**
	[Euro Millions]	[2]	[2]	[2]	[3]	**[2]**
EU total	¥ Billions	1.8	1.8	1.6	1.6	**1.8**
Asia	¥ Billions	0.5	0.5	0.6	0.5	**0.7**
Total	¥ Billions	30.3	34.5	36.0	31.5	**34.1**

7. *ZONEGRAN* Sales by Area (Own Sales) [Consolidated]

Years Ended/Ending March 31		2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter
U.S	¥ Billions	2.5	3.6	2.1	2.9	**3.6**
	[US $ Millions]	[23]	[33]	[20]	[28]	**[33]**
EU, ASIA	¥ Billions	-	-	-	0.0	**0.0**
Total	¥ Billions	2.5	3.6	2.1	2.9	**3.6**

8. Eisai Inc. (U.S.A.)

Years Ended/Ending March 31		2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter
Net sales	¥ Billions	45.9	57.2	57.7	54.4	**52.9**
	[US $ Millions]	[418]	[520]	[543]	[520]	**[491]**
Operating income	¥ Billions	1.6	3.5	3.9	1.3	**3.0**
	[US $ Millions]	[14]	[32]	[37]	[13]	**[28]**
Net income	¥ Billions	1.0	2.2	2.5	0.9	**2.0**
	[US $ Millions]	[9]	[20]	[23]	[9]	**[18]**
Operating income before royalty deduction	¥ Billions	7.6	11.5	12.1	12.1	**10.3**
	[US $ Millions]	[69]	[104]	[114]	[115]	**[95]**

9. Statement of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter
Net sales	74.8	76.5	83.3	73.4	**79.0**
Cost of sales	19.5	19.9	20.5	17.7	**19.0**
Research and development expenses	17.6	18.9	19.3	21.3	**19.6**
Selling, general and administrative expenses	21.0	21.5	22.6	20.5	**22.9**
Operating income	16.6	16.2	20.9	13.8	**17.5**
Ordinary income	17.4	16.7	20.7	14.3	**18.1**
Net income	11.3	10.8	12.9	8.5	**11.6**

*"Cost of Sales" includes "Reversal of reserve for sales returns".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31 Product	2005 First Quarter	2005 Second Quarter	2005 Third Quarter	2005 Fourth Quarter	2006 First Quarter
ARICEPT	8.9	8.4	9.9	7.9	**9.9**
METHYCOBAL	8.0	8.2	8.6	7.0	**7.8**
PARIET	3.2	5.1	6.6	4.5	**6.3**
SELBEX	5.8	5.7	6.1	5.1	**5.4**
GLAKAY	2.4	2.3	2.4	1.9	**2.2**
IOMERON	2.3	2.2	2.5	1.9	**2.2**
MYONAL	2.2	2.2	2.3	1.8	**2.2**
NITOROL-R	1.3	1.2	1.3	1.0	**1.2**
GLUCAGON G NOVO	1.1	1.1	1.2	0.8	**1.1**
AZEPTIN	0.8	0.6	0.9	1.4	**0.8**
RULID	0.7	0.6	0.9	0.7	**0.7**
Others	11.9	11.1	13.0	10.1	**11.2**
Prescription Pharmaceuticals Total	48.4	48.6	55.4	43.9	**50.9**

*Statistical segmentation of "Prescription Pharmaceutical" has been modified from the year ending March 31, 2006.
*Past data are corrected according to new segmentation.

11. Exports by Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005				2006
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
ARICEPT drug substance (export)	5.7	5.4	4.7	5.1	**6.3**
ACIPHEX/PARIET bulk tablets/drug substance (export)	6.0	4.7	5.9	5.4	**6.1**
Others	0.7	0.7	0.8	0.7	**1.2**
Bulk Substance/Tablets Total	12.4	10.9	11.4	11.2	**13.6**

*Statistical segmentation of "Drug Substance / Bulk Tablets" has been modified from the year ending March 31, 2006.
*Past data are corrected according to new segmentation and title is revised.

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2005				2006
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
CHOCOLA BB Group	2.1	2.4	2.1	1.8	**2.0**
Vitamin-E Group	0.5	0.6	0.6	0.5	**0.4**
SACLON Group	0.6	0.4	0.6	0.5	**0.4**
NABOLIN Group	0.3	0.4	0.3	0.3	**0.3**
Others	0.8	1.2	1.3	1.4	**0.8**
Consumer Health Care Total	4.3	5.0	5.0	4.5	**4.0**

VII. Major R&D Pipeline Candidates

Ongoing and recent developments from April 2005

1. Aricept rapid disintegration tablet was approved in the U.K.
2. Cleactor was approved for the treatment of pulmonary embolism in Japan.
3. E2007 achieved POC for Parkinson's disease.
4. E7389 achieved POC for breast cancer and non-small cell lung cancer.
5. Phase II study for E2007 for migraine prophylaxis initiated in U.S.
6. Phase II study for D2E7 for psoriasis initiated in Japan.
7. Phase II study for Cleactor for cerebral embolism was discontinued in Japan.

1. International Development

1-1. Approved

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT (E2020) (Additional form)	E.U.	May-05	Rapid Disintegration Tablet Currently available in tablet form. Approved in U.K. for rapid disintegration tablet. Patients who have difficulty swallow may find rapid disintegration tablet more easy to swallow. Preparing for mutual recognition procedure in the E.U.	RDT	In-house

1-2. Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	Vascular Dementia Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Filed for Vascular Dementia in the U.S.	Tab.	In-house
	(E.U.)		Though filing for Vascular Dementia was withdrawn in the E.U., Eisai will resubmit application once additional supportive data have been obtained.		
ARICEPT (E2020) (Additional form)	E.U.	May-04	Liquid Formulation Currently available in tablet form. Filed for liquid formulation. Patients who have difficulty swallow may find liquid formulation more easy to swallow.	Liquid	In-house
INOVELON (E2080)	E.U.	Mar-05	Anti-Epilepsy (generic name: rufinamide) A broad-spectrum anticonvulsant which has a novel structure unrelated to currently marketed antiepileptic drugs. Received orphan status and submission filed in the E.U. for adjunct therapy for Lennox-Gastaut Syndrome (LGS).	Tab.	Novartis
	(U.S.)	(FY2005)	Received orphan status for adjunct therapy for LGS. Preparing for submission in the U.S. for LGS and adult partial seizures.		

1-3. Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	U.S. E.U.	FY2005 FY2005	Severe Dementia due to Alzheimer's Disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
ARICEPT (E2020) (Additional indication)	E.U.	FY2005	Dementia Associated with Parkinson's Disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase III trials for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house

1-4. Phase III in Preparation

Generic Name	Area	Description	Form.	Origin
clevudine	Asia	Anti-hepatitis B Agent (generic name: clevudine) Clevudine is an antiviral agent for treatment of hepatitis caused by the hepatitis B virus based on DNA polymerase inhibition. Phase III clinical trials in preparation in China.	Cap.	Bukwang

1-5. Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
E5564	U.S. E.U.	Endotoxin-related Complications After Coronary Artery Bypass Graft Surgery, Sepsis / Endotoxin Antagonist (generic name: eritoran) A synthetic endotoxin antagonist effective against endotoxin from various types of gram negative bacteria. Under development for the treatment of sepsis, prevention of endotoxin-related complications after coronary artery bypass graft surgery. POC study in progress.	Inj.	In-house
E7070	U.S. E.U.	Anti-cancer/ Cell Cycle G1 Phase Targeting Agent (generic name: indisulam) The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Under development as an anti-cancer agent with a novel mechanism of action. POC study in progess.	Inj.	In-house
ARICEPT (E2020) (Additional indication)	U.S. E.U.	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. E2020 is now in phase II trials for the prophylaxis of migraine headaches.	Tab.	In-house
E2007	U.S. E.U.	Parkinson's disease, Epilepsy, Multiple Sclerosis and Migraine Prophylaxis / AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as a treatment for Parkinson's disease, epilepsy, multiple sclerosis and migraine prophylaxis. POC for Parkinson's disease was achieved.	Tab.	In-house
TVP-1012 (Additional indication)	U.S.	Alzheimer's disease / Irreversible Monoamine Oxidase Type B (MAO-B) Inhibitor (generic name: rasagiline) Application already submitted for the treatment of Parkinson's disease by Teva Pharmaceuticals Industries Ltd. Rasagiline is now in phase II trials for the treatment of Alzheimer's disease in the U.S.	Tab.	Teva
E7389	U.S.	Anti-cancer/ Microtubule Growth Suppressor The compound is a derivative anti-tumor active body of Halichondrin B from sponge. The compound acts against tumors by blocking microtubule growth and by inhibiting cell division. E7389 is now in phase II clinical trials in the U.S. POC for breast cancer and non-small cell lung cancer was achieved.	Inj.	In-house
ACIPHEX (E3810) (Additional indication)	U.S.	Intermittent Therapy for Symptomatic GERD Currently indicated for the treatment of peptic ulcers. Now in phase II trials for the intermittent therapy for symptomatic GERD.	Tab.	In-house

2. Development in Japan

2-1. Approved

(Product) Name (Research Code)	Date	Description	Form.	Origin
CLEACTOR (E6010) (Additional indication)	Jul-05	Pulmonary Embolism A novel second generation t-PA with a structure modified by utilizing recombinant DNA techniques. First t-PA indicated for the treatment of pulmonary embolism in Japan.	Inj.	In-house

* POC (Proof of Concept) :Proof of drug concept in clinical study

2-2. Filed for Approval

(Product) Name (Research Code)	Application	Description	Form.
T-614	Sep-03	Rheumatoid Arthritis (generic name: iguratimod) Suppresses lymphocyte proliferation, immunoglobulin production and production of inflammatory cytokines. Expected to improve chronic rheumatoid arthritis.	Tab.
TAMBOCOR (E0735) (Additional indication)	Dec-04	Paroxysmal Atrial Fibrillation/Flutter The compound has already been approved as a treatment for ventricular tachyarrythmias in Japan and is filed for the treatment of sporadic atrial fibrillation/flutter.	Tab.
PARIET (E3810) (Additional indication)	Mar-05	Eradication of *H. pylori* in Combination with Antibiotics Currently indicated for the treatment of peptic ulcers in Japan. Submitted for the eradication of *H. pylori*.	Tab.

2-3. Phase III

(Product) Name (Research Code)	Expected Application	Description	Form.
PARIET (E3810) (Additional indication)	FY2005	Symptomatic GERD Currently indicated for the treatment of peptic ulcers in Japan. E3810 is now in phase III trials for the treatment of symptomatic GERD.	Tab.
KES524	FY2007	Obesity Management/Central Acting Serotonin & Noradrenaline Reuptake Inhibitor(generic name: sibutramine) Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin, enhancing the feeling of satiety and increases energy consumption resulting in loss of body weight. Phase III clinical trials in progress.	Cap.

2-4. Phase II

(Product) Name (Research Code)	Description	Form.
E3620	Gastrointestinal Motility Disorders/ 5-HT$_3$ Receptor Antagonist/ 5-HT$_4$ Receptor Agonist The compound has dual action as a serotonin type 3 receptor antagonist and a serotonin type 4 receptor agonist and is under development for gastrointestinal motility disorders. It is expected to improve sensation of fullness and anorexia associated with chronic gastritis and to improve bowel function and abdominal pain associated with irritable bowel syndrome.	Tab.
ARICEPT (E2020) (Additional indication)	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia of the Alzheimer's type. Aricept is now in phase II trials for the treatment of severe dementia.	Tab.
D2E7	Rheumatoid Arthritis, Psoriasis/ Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor- alpha (TNF-alpha) which plays a central role in inflammation in rheumatoid arthritis (RA), D2E7 is expected to be effective in patients with RA and psoriasis.	Inj.
E7210 (Suspended)	Ultrasonic Contrast Medium Microbubbles of E7210 reflect ultrasound. Microbubbles do not disappear easily, thereby stable imaging is expected.	Inj.
E2014	Cervical Dystonia / Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.
E0167	Recurrence of Hepatocellular Carcinoma / Vitamin K$_2$ Vitamin K$_2$ (menatetrenone) currently indicated for the treatment of osteoporosis. Phase II trials have been initiated for the prevention of recurrence of hepatocellular carcinoma.	Cap.

* Phase II study for Cleactor for cerebral embolism was discontinued in Japan.

VIII. Major Events

Date	Description
Jul., 2005	Apploved for Cleactor for pulmonary embolism
	Establishment of a Pharmaceuticals Marketing Subsidiary in Sweden <Jul 14, 2005 released>
	Concerning Stock Options (Stock Acquisition Rights) Including the Amount Paid In Upon the Exercise of Stock Options <Jul 1, 2005 released>
Jun., 2005	Launch of Zonegran(zonisamide), Treatment For Epilepsy In the U.K. and Germany <Jun. 27, 2005 released>
	Allotment of Stock Options (Stock Acquisition Rights) <Jun 24, 2005 released>
	Establishment of its Pharmaceuticals Marketing Subsidiary in Switzerland <Jun 9, 2005 released>
	Phase II study for Cleactor for cerebral embolism was discontinued in Japan
	Aricept rapid disintegration tablet was launched in U.S.
May, 2005	*Concerning Theft of a Computer of Eisai's Subsidiary Sanko Junyaku Containing Personal Information <May 30, 2005 released>*
	Marketing Authorization Approval for Aricept Evess, Orodispersible Tablet in the U.K <May 24, 2005 released>
	Providing stock options in the form of new stock issuance <May 16, 2005 released>
Apr., 2005	Eisai and Abbott signed a joint development agreement for new indication, psoriasis, of anti-rheumatic agent D2E7 (adalimumab) <Apr 11, 2005 released>
	The merger of two subsidiaries in Taiwan <Apr. 1, 2005 released>